FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated September 11, 2012, announcing that its wholly owned subsidiary Spacenet Inc.®, a leading provider of managed network and data security services, has equipped its 10,000th Dollar General store with Spacenet’s advanced SkyEdgeTM VSAT technology.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated September 11, 2012	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat’s Spacenet Installs 10,000th Dollar General VSAT

- Service Provider Dishes Out Broadband At An Astounding Two-Stores-A-Day Pace-

Petah Tikva, Israel, 11 September, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that its wholly owned subsidiary Spacenet Inc.®, a leading provider of managed network and data security services, has equipped its 10,000th Dollar General store with Spacenet’s advanced SkyEdgeTM VSAT technology. Dollar General has more retail locations than any other retailer in the U.S.

Spacenet has been working with Dollar General since 2001 and has equipped all 10,000+ Dollar General locations with Spacenet VSAT (Very Small Aperture Terminal) satellite connectivity.  Because of its ubiquitous coverage and rapid deployment capabilities, Spacenet’s VSAT solution is an important factor in enabling the retailer’s stores to open on time during this period of rapid expansion.  Spacenet’s VSAT provides all the store’s broadband connectivity prior to the deployment of terrestrial-based broadband, such as DSL or cable, which typically occurs within 45 days of opening. The VSATs continue to provide multicast capabilities (PC updates, virus protection, HR blasts, planograms, etc.). In addition, the Spacenet VSATs provide a highly-reliable communications backup to landlines for truly geographically-diverse continuity of operations.

“It’s an honor to be working with one of the world’s finest, and fastest growing retailers,” said Spacenet President and CEO, Glenn Katz. “We’re proud to help play a key supporting role in Dollar General’s national expansion, not only with rapidly deployable VSAT connectivity, but also with our overall approach to Managed Network Services. Our goal is to provide our customers with the technology, talent and teamwork to help them expand their business, reduce costs, improve security and meet their network objectives. And there’s simply no better testament to these capabilities than by deploying the largest, and fastest growing business continuity retail network in the country. Congratulations Dollar General. Here’s to the next 10,000.”

Spacenet recently entered into a renewed contract to provide VSAT network connectivity and Managed Network Services for the retailer for a variety of data applications utilizing business continuity and multicast content delivery. Spacenet’s reliable and cost-effective Managed Network solutions support vital retail applications such as PCI compliance, business continuity, on-site management support, internet/intranet access, POS, video security, inventory management, employee training and payroll systems, among many others.

For complete details regarding Spacenet’s Managed Network Services for Retail, visit www.spacenet.com, email info@spacenet.com or call 1-866-480-2263.

- xxx -

About Spacenet®
Since 1981, Spacenet Inc. has designed, implemented and managed some of the largest communications networks for US-based business, industrial and government customers. Spacenet has a longstanding tradition of industry leadership and innovation, and today manages communications at more than 130,000 locations for customers including many Fortune 500 companies and major government agencies.

Headquartered in McLean, Virginia, Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Visit Spacenet at http://www.spacenet.com

About Dollar General Corporation
Dollar General Corporation has been delivering value to shoppers for more than 70 years. Dollar General helps shoppers Save time. Save money. Every day!® by offering products that are frequently used and replenished, such as food, snacks, health and beauty aids, cleaning supplies, basic apparel, house wares and seasonal items at low everyday prices in convenient neighborhood locations. With more than 10,000 stores in 39 states, Dollar General has more retail locations than any retailer in America. In addition to high quality private brands, Dollar General sells products from America’s most-trusted manufacturers such as Procter & Gamble, Kimberly-Clark, Unilever, Kellogg’s, General Mills, Nabisco, Hanes, PepsiCo and Coca-Cola. Learn more about Dollar General at www.dollargeneral.com.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks, LTD.
+1 516 478 9697
davidle@gilat.com